NSAR ITEM 77C

Van Kampen American Capital Advantage Pennsylvania Municipal Income Trust

(a) A Special Meeting of Shareholders was held on October 23, 1996.

(b) The election of Trustees of Van Kampen American Capital Advantage Pennsylvania Municipal Income Trust (the "Fund") included:

    None

(c) The following were voted on at the meeting:

    (1) Approval of New Investment Advisory Agreement in the event of a change of control for the Adviser.

           For   3,308,100              Against   91,531

    (2) Inapplicable

    (3) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

           For   1,891,285              Against   121,426

    (4) Inapplicable